UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month November 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On November 10, 2025, Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, which is owned by Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of Golden Heaven Group Holdings Ltd. (the “Company”) and leased out to and operated by Fuzhou Yibang Amusement Park Co., Ltd, was closed for purposes of renovation and upgrading. The park is expected to reopen in approximately six months.

Also on November 10, 2025, the Company entered into an agreement with HENGRUI INVESTMENT HOLDING LTD. (the “Financial Advisor”), pursuant to which, among other things, for a term of two years, the Financial Advisor agreed to introduce potential qualified investors to the Company and use its best efforts to facilitate such investors in making an equity investment in the Company with a total investment amount of no less than US$100 million (the “Target Investment Amount”) and in consideration of such services of the Financial Advisor, the Company agreed to issue an aggregate of 2,500,000 Class A ordinary shares of par value of US$1.875 each of the Company. In the event that the total amount of investment proceeds received from qualified investors that are facilitated by the Financial Advisor is less than the Target Investment Amount, the Company and the Financial Advisor will negotiate amicably and handle the compensation according to the actual completion ratio against the Target Investment Amount.

Forward-Looking Statements

This report contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: November 17, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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